                                                                       EXHIBIT I

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
        EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                  (UNAUDITED)

                                                                YEARS ENDED DECEMBER 31:
                                                  ----------------------------------------------------
                                                    1999       1998       1997       1996       1995
                                                  --------   --------   --------   --------   --------
Income before income taxes (1)..................  $11,665    $ 8,997    $ 9,054    $ 8,599     $7,910
Add:
  Fixed charges, excluding capitalized
    interest....................................    1,921      2,036      2,000      1,942      1,972
                                                  -------    -------    -------    -------     ------
  Income as adjusted before income taxes........  $13,586    $11,033    $11,054    $10,541     $9,882
Fixed charges:
  Interest expense..............................  $ 1,455    $ 1,559    $ 1,573    $ 1,545     $1,591
  Capitalized interest..........................       23         28         32         31         23
  Portion of rental expense representative
    of interest.................................      466        477        427        397        381
                                                  -------    -------    -------    -------     ------
Total fixed charges.............................  $ 1,944    $ 2,064    $ 2,032    $ 1,973     $1,995
Preferred stock dividend (2)....................       30         29         29         32         37
                                                  -------    -------    -------    -------     ------
Combined fixed charges and preferred
  stock dividends...............................  $ 1,974    $ 2,093    $ 2,061    $ 2,005     $2,032
Ratio of net income to fixed charges............      7.0        5.3        5.4        5.3        5.0
Ratio of net income to combined fixed charges
  and preferred stock dividend..................      6.9        5.3        5.4        5.3        4.9

------------------------

(1) Income before income taxes excludes (a) amortization of capitalized interest and (b) the company's share in the income and losses of less-than-fifty-percent-owned affiliates.

(2) Included in the ratio calculation are preferred stock dividends of $20 million for 1999, 1998, 1997, 1996 and 1995, respectively, or
    $30 million in 1999, $29 million in 1998 and 1997, $32 million in 1996 and $37 million in 1995 representing the pre-tax income that would be required to cover such dividend requirements based on the company's effective tax rate for 1999, 1998, 1997, 1996 and 1995, respectively. Excluded from the ratio computation for 1995 are transaction costs of $42 million relating to the repurchase of Series A 7 1/2 percent preferred stock depositary shares.